CUSIP NO. 726540503

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

Plains Resources Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

726540503

(CUSIP Number)

Paul G. Allen

Vulcan Energy Corporation

505 Fifth Avenue S, Suite 900

Seattle, Washington 98104

(206) 342-2000

James C. Flores

Plains Resources Inc.

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

John T. Raymond

Plains Resources Inc.

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications)

July 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP NO. 726540503

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP NO. 726540503

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0 shares (1) 8 SHARED VOTING POWER: 2,839,519 shares (1)(2) 9 SOLE DISPOSITIVE POWER: 0 shares (1) 10 SHARED DISPOSITIVE POWER: 0 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

(1)	Vulcan Energy Corporation and Paul G. Allen have entered into an Amended and Restated Subscription Agreement with James C. Flores and John T. Raymond (please see Item 6) and may be deemed members of a “group” with respect to the shares of Issuer owned by Messrs. Flores and Raymond. Vulcan Energy Corporation and Paul G. Allen disclaim membership in a group with, and beneficial ownership of the shares of Issuer owned by, Messrs. Flores and Raymond.

(2)	Vulcan Energy Corporation has entered into a Voting Agreement with Kayne Anderson Capital Advisors, L.P. (“KACA”) and EnCap Investments, L.L.C. (“EnCap”) (please see Item 6) and may be deemed a member of a “group” with respect to the shares of Issuer owned by KACA and EnCap. Paul G. Allen is the sole shareholder of Vulcan Energy Corporation. Vulcan Energy Corporation and Mr. Allen disclaim membership in a group with, and beneficial ownership of the shares of Issuer owned by, KACA and EnCap.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0 shares (1) 8 SHARED VOTING POWER: 2,839,519 shares (1)(2) 9 SOLE DISPOSITIVE POWER: 0 shares (1) 10 SHARED DISPOSITIVE POWER: 0 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

(1)	Vulcan Energy Corporation and Paul G. Allen have entered into an Amended and Restated Subscription Agreement with James C. Flores and John T. Raymond (please see Item 6) and may be deemed members of a “group” with respect to the shares of Issuer owned by Messrs. Flores and Raymond. Vulcan Energy Corporation and Paul G. Allen disclaim membership in a group with, and beneficial ownership of the shares of Issuer owned by, Messrs. Flores and Raymond.

(2)	Vulcan Energy Corporation has entered into a Voting Agreement with Kayne Anderson Capital Advisors, L.P. (“KACA”) and EnCap Investments, L.L.C. (“EnCap”) (please see Item 6) and may be deemed a member of a “group” with respect to the shares of Issuer owned by KACA and EnCap. Paul G. Allen is the sole shareholder of Vulcan Energy Corporation. Vulcan Energy Corporation and Mr. Allen disclaim membership in a group with, and beneficial ownership of the shares of Issuer owned by, KACA and EnCap.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James C. Flores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,226,428 shares 8 SHARED VOTING POWER: 0 shares 9 SOLE DISPOSITIVE POWER: 1,226,428 shares 10 SHARED DISPOSITIVE POWER: 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,428 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John T. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 421,223 shares 8 SHARED VOTING POWER: 0 shares 9 SOLE DISPOSITIVE POWER: 421,223 shares 10 SHARED DISPOSITIVE POWER: 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,223 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.72%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503

This fourth amendment to the Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2003, as amended on February 26, 2004, as amended on March 25, 2004 and as amended on April 15, 2004. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of Issuer

Item 5 is amended and restated in its entirety as follows:

Based upon information set forth in the definitive proxy statement filed by Issuer with the Securities and Exchange Commission on June 23, 2004, as of June 14, 2004, there were 24,520,183 shares of Common Stock issued and outstanding. As of July 12, 2004, the aggregate number and percentage of outstanding shares of Common Stock beneficially owned by Messrs. Flores and Raymond is 1,647,651 or approximately 6.72%. In addition, Vulcan has entered into a Voting Agreement, dated as of July 12, 2004 (the “Voting Agreement”), by and among Vulcan, EnCap Investments, L.L.C., a Delaware limited liability company (“EnCap”) and Kayne Anderson Capital Advisors, L.P. (“KACA”), a California limited partnership. Based upon information set forth in the Voting Agreement, as of July 12, 2004, the aggregate number and percentage of outstanding shares of Common Stock beneficially owned by KACA and Encap is 2,839,519 or approximately 11.6%. Pursuant to the Voting Agreement, KACA and Encap have granted Vulcan an irrevocable proxy to direct the vote of these shares. Thus, the aggregate number and percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons, KACA, and EnCap is 4,487,170 or approximately 18.3%, although each Reporting Person disclaims beneficial ownership of the shares beneficially owned by each other reporting person and by KACA and EnCap. This number of shares includes the following:

(a) KACA represents in the Voting Agreement that it beneficially owns a total of 1,665,300 shares of Common Stock, representing approximately 6.8% of the total outstanding shares of Common Stock. Pursuant to the Voting Agreement, KACA has granted voting power to Vulcan over all of the 1,665,300 shares it beneficially owns.

(b) EnCap represents in the Voting Agreement that it beneficially owns a total of 1,174,219 shares of Common Stock, representing approximately 4.79% of the total outstanding shares of Common Stock. Pursuant to the Voting Agreement, EnCap has granted voting power to Vulcan over all of the 1,174,219 shares it beneficially owns.

(c) None of Vulcan nor, to Vulcan’s knowledge, any of its directors or executive officers own any shares of Common Stock. By virtue of the Voting Agreement, Vulcan has shared voting power (with Mr. Allen) over 2,839,519 shares, together representing 11.6% of the outstanding shares of Common Stock.

(d) Mr. Allen does not own any shares of Common Stock. By virtue of the Voting Agreement and of being the controlling person of Vulcan, Mr. Allen has shared voting power (with Vulcan) over 2,839,519 shares, together representing 11.6% of the total outstanding shares of Common Stock.

(e) Mr. Flores owns a total of 1,226,428 shares of Common Stock (representing 5.00% of the total outstanding shares of Common Stock), which shares consist of the following:

•	1,055,305 shares of Common Stock held by Mr. Flores;

•	40,000 shares of Restricted Common Stock;

•	Options held by Mr. Flores which are exercisable either currently or within the next 60 days for an aggregate of 130,802 shares of Common Stock; and

•	321 shares held in his 401(k) plan.

CUSIP NO. 726540503

(f) Mr. Raymond owns a total of 421,223 shares of Common Stock (representing 1.72% of the total outstanding shares of Common Stock), which shares consist of the following:

•	35,000 shares of Common Stock held by Mr. Raymond;

•	50,000 shares of Restricted Common Stock;

•	Options held by Mr. Raymond which are exercisable either currently or within the next 60 days for an aggregate of 335,902 shares of Common Stock; and

•	321 shares held in his 401(k) plan.

Except for the transactions reported in this Statement, each Reporting Person and, to such Reporting Person’s knowledge, the other persons identified pursuant to Item 2, have not effected any other transactions in Common Stock during the past 60 days.

Each Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2.

As a result of executing the Voting Agreement, Vulcan and Mr. Allen may be deemed to have formed a “group” with KACA and EnCap for purposes of Section 13(d) of the Act and the rules promulgated thereunder, and such “group” may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by KACA and EnCap. Vulcan and Mr. Allen expressly disclaim any assertion or presumption that they and KACA and EnCap constitute a “group.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

On February 19, 2004 (i) Vulcan, Mr. Allen, Mr. Flores and Mr. Raymond entered into an Amended and Restated Subscription Agreement, dated as of February 19, 2004 (the “Subscription Agreement”), as amended on July 12, 2004, and (ii) the Issuer, Vulcan and Prime Time Acquisition Corporation, a Delaware corporation (“Prime Time”), entered into an Agreement and Plan of Merger, dated as of February 19, 2004 (the “Original Merger Agreement”), which the parties amended by executing and delivering Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 12, 2004 (the “Amendment”). The Original Merger Agreement, as amended by the Amendment, is referred to herein as the “Merger Agreement”). In connection with the execution and delivery of the Amendment by the Issuer, Vulcan and Prime Time, Vulcan, KACA and EnCap entered into the Voting Agreement.

The Subscription Agreement provides that, immediately prior to the effective time of the proposed merger, Mr. Flores and Mr. Raymond would contribute all of their shares of Common Stock (together with shares of restricted Common Stock, restricted stock units, and the cancellation of certain stock options) to Vulcan in exchange for shares of common and restricted stock of Vulcan, and options to purchase shares of common stock of Vulcan. Upon such merger, Vulcan would beneficially own all of the outstanding shares of common stock of the entity surviving the merger, and the Common Stock would cease to be authorized to be quoted and traded on the New York Stock Exchange. Pursuant to the Voting Agreement, KACA and EnCap have given Vulcan the power to vote their shares of Common Stock in favor of the merger. The Amended and Restated Merger Agreement remains subject to approval by the stockholders of the Issuer, and as a result, if such approval is not obtained or conditions in the Merger Agreement are not met, Vulcan may determine not to consummate the proposed merger or the transactions contemplated by the Subscription Agreement.

CUSIP NO. 726540503

Amended and Restated Subscription Agreement

Pursuant to the Subscription Agreement, the parties agreed that, among other things, Mr. Flores and Mr. Raymond will each vote (or cause to be voted) all of their respective shares of Common Stock at any annual, special or other meeting of the stockholders of Issuer, and at any adjournment(s) thereof, or pursuant to any consent in lieu of a meeting or in any other circumstance upon which any vote or consent or other approval of the stockholders of the Issuer is sought, (i) in favor of the Merger Agreement and any actions required in furtherance thereof; (ii) against any proposal to the Issuer’s stockholders that would be reasonably likely to prevent the consummation of the transactions contemplated by the Merger Agreement or result in the breach by the Issuer of the Merger Agreement; (iii) against (A) any significant corporate transaction, including any merger, consolidation, share exchange, rights offering, reorganization, recapitalization, reclassification or liquidation involving the Issuer or any of its subsidiaries, other than the proposed merger, (B) any Acquisition Proposal (as such term is defined in the Subscription Agreement) other than the proposed merger, or (C) any action that could materially impede, interfere with, delay, postpone or adversely affect the consummation of the proposed merger or the transactions contemplated by the Subscription Agreement; (iv) against any change in the composition of the board of directors of the Issuer, other than as contemplated by the Merger Agreement; and (v) against any amendment to the Second Restated Certificate of Incorporation or the Bylaws of the Issuer.

Also, during the period commencing on the date of the Subscription Agreement and continuing until the consummation of the proposed merger, (a) each of Mr. Flores and Mr. Raymond agreed that, with respect to their respective shares of Common Stock, he would not, except as provided in the Subscription Agreement (i) directly or indirectly offer for sale, sell, sell short, cash out, exercise, transfer (including gift), tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any such Issuer Common Stock, such individual’s stock options, restricted stock units, or any options, rights, or any interest therein; (ii) grant any proxies or power of attorney, deposit any such Common Stock, stock options or restricted stock units into a voting trust, or enter into a voting agreement or other arrangement with respect to any such Issuer Common Stock, such individual’s stock options, restricted stock units or any options, rights, or any interest therein; (b) each of Mr. Flores and Mr. Raymond agreed (i) to cause Sable Investments, L.P. (“Sable”) and Sable Investments, LLC (“Sable GP”) not to directly or indirectly offer for sale, sell, sell short, transfer (including by gift), tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any membership interest in Plains All American GP LLC or partnership interest in Plains All American Pipeline, L.P. or any options, rights, or any interest therein, (ii) not to directly or indirectly offer for sale, sell, sell short, cash out, exercise, transfer (including gift), tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any interest in Sable or Sable GP; and (c) without limiting the generality of (a) above, each of Mr. Flores and Mr. Raymond agrees with and covenants to, Vulcan that he shall not (i) except with respect to the exchange of shares pursuant to the Subscription Agreement, request that the Issuer register the transfer of any certificate or uncertificated interest representing any of the shares (as described above) held by Mr. Flores and/or Mr. Raymond, unless such transfer is made in accordance with the Subscription Agreement. Notwithstanding the above, if the Issuer should enter into a definitive agreement with any Person (as defined in the Subscription Agreement) other than Vulcan or any of Vulcan’s affiliates providing for an Acquisition Proposal (as defined in the Subscription Agreement), at the closing of the transaction contemplated by such agreement Mr. Flores and Mr. Raymond may deliver their Issuer Common Stock for treatment in accordance with the terms of such agreement, and their stock options and restricted stock units will be treated as contemplated by such agreement.

As a result of executing the Subscription Agreement, each Reporting Person may be deemed to have formed a “group” with one or more of the other Reporting Persons for purposes of Section 13(d) of the Act and the rules promulgated thereunder, and such “group” may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by each Reporting Persons constituting such “group” as reported on this Schedule 13D. Each Reporting Persons expressly disclaims any assertion or presumption that he and any other Reporting Person or Reporting Persons constitute a “group.”

CUSIP NO. 726540503

The summary description contained in this Item 6 of the Subscription Agreement is qualified in its entirety by reference to the full text of such document which is incorporated by reference herein.

Merger Agreement, as Amended by the Amendment

The Merger Agreement provides that, subject to the satisfaction or waiver (where permissible) of the conditions set forth therein, at the effective time of the proposed merger, Prime Time Acquisition Corporation will be merged with and into the Issuer, which will survive the merger, and each outstanding share of Common Stock (other than shares held by Flores, Raymond or Vulcan or any of its subsidiaries, and other than shares held by any holder perfecting dissenters’ rights under the Delaware General Corporation Law) will be converted into the right to receive $17.25 per share in cash. Following consummation of the merger, Vulcan would beneficially own all of the outstanding shares of common stock of the Issuer, and the Common Stock would cease to be authorized to be quoted and traded on the New York Stock Exchange. Consummation of the merger is subject to several conditions, including approval and adoption of the Merger Agreement by the stockholders of the Issuer and the receipt of financing to consummate the merger. There can be no assurance that such conditions will be satisfied or waived.

Any reference to the terms or conditions of the Merger Agreement and the Amendment is qualified in its entirety by reference to the full text of such document, which is incorporated herein by reference to the proxy statement supplement filed by the Issuer on July 13, 2004.

Voting Agreement

Encap and KACA entered into the Voting Agreement as a condition to the execution by Vulcan of the Amendment, and beyond that no party received consideration with the execution and delivery of the Voting Agreement. Pursuant to the Voting Agreement, EnCap and KACA have a contractual obligation to vote all of their respective shares of Common Stock (i) in favor of the approval and adoption of the Merger Agreement (as defined in the Voting Agreement) and any actions required in furtherance thereof, (ii) against any proposal to the stockholders of the Issuer that would be reasonably likely to prevent the consummation of the Proposed Merger or to result in the breach by the Issuer of the Merger Agreement, (iii) against (A) any significant corporate transaction, such as a merger, consolidation, share exchange, rights offering, reorganization, recapitalization, reclassification or liquidation involving the Company or any of its subsidiaries, other than the Proposed Merger, (B) any Acquisition Proposal (as defined in the Merger Agreement), other than the Proposed Merger, or (C) any action that could materially impede, interfere with, delay, postpone or adversely affect the consummation of the Proposed Merger or the transactions contemplated by the Voting Agreement, (iv) against any change in the composition of the Board of Directors of the Issuer, other than as contemplated by the Merger Agreement, and (v) against any amendment to the Second Restated Certificate of Incorporation of the Issuer or the Bylaws of the Issuer, as amended. EnCap and KACA granted Vulcan an irrevocable proxy under the Voting Agreement and are further restricted from transferring or agreeing to transfer any of their shares of Common Stock or from granting any proxy or power-of-attorney with respect to any shares of Common Stock beneficially owned by them.

The summary description contained in this Item 6 of the Voting Agreement is qualified in its entirety by reference to the full text of such document which is incorporated by reference herein.

No Other Contracts

Other than as described in this Item 6, to each Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 726540503

Item 7. Material to be Filed as Exhibits

99	(a)	Voting Agreement, dated as of July 12, 2004, by and among Vulcan Energy Corporation, Kayne Anderson Capital Advisors, L.P. and EnCap Investments L.L.C.

99	(b)	Joint Filing Agreement (incorporated by reference to Exhibit 99(b) of the Schedule 13D filed jointly by Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond on December 1, 2003).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 13, 2004

VULCAN ENERGY CORPORATION

By:	/s/ David N. Capobianco
Name: David N. Capobianco
Title: Vice President

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 13, 2004

/s/ Paul G. Allen
Paul G. Allen

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 13, 2004

/s/ James C. Flores
James C. Flores

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 13, 2004

/s/ John T. Raymond
John T. Raymond

Exhibit Index

Name of Exhibit

99	(a)	Voting Agreement, dated as of July 12, 2004, by and among Vulcan Energy Corporation, Kayne Anderson Capital Advisors, L.P. and EnCap Investments L.L.C.

99	(b)	Joint Filing Agreement (incorporated by reference to Exhibit 99(b) of the Schedule 13D filed jointly by Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond on December 1, 2003).